Exhibit 10.6

May 10, 2016

Mark Novotny

[*****]

Dear Mark:

I am pleased to confirm your employment as Chief Executive Officer and President for Spinal Stabilization Technologies, LLC, a Delaware Limited Liability Company (the “Company”).

Salary. Your salary will be $300,000 per year, generally paid twice per month. This is an exempt position.

Signing Bonus. The Company will provide you with a signing bonus in the amount of $22,600 (gross). This amount shall be paid in 8 monthly installments and is conditioned on you being actively employed during the 8-month payment period.

Vacation. You have 4 weeks of paid vacation.

Insurance. The Company does not currently have a health insurance plan for its employees at this time. The Company intends to have an insurance plan in place for 2017. The Company agrees to maintain adequate insurance for its directors and officers.

Bonus Plan. In addition to your annual salary, you will be eligible to receive an annual discretionary bonus, which will be set each year by the Company’s Compensation Committee. Any such bonus payment will be paid in January.

Agreement. As a condition of employment, you will be required to sign the Company’s Noncompetition and Confidentiality Agreement and you agree to assign all intellectual property and inventions to the Company. This agreement is effective May 1, 2016.

Benefits. The Company offers a competitive benefit plan to its employees. You will be eligible to participate in the Company’s benefits subject to any terms, provisions and limitations that may apply. These benefits are subject to change at any time. Such benefits include the following:

●	Reimbursement for relevant travel expenses, including mileage reimbursement, pursuant to the Company’s reimbursement policy

●	Payment of your monthly cell phone bill by the Company

Equity Incentive Program. The Company intends to adopt an equity incentive program whereby certain employees will receive equity in the Company in exchange for continued employment with the Company. You will be eligible to participate in any such program on the terms and conditions then-determined by the management of the Company.

At-Will Employment. Your employment relationship with the Company will be “at-will.” You will be free, as will the Company, to terminate the employment relationship at any time. Your employment relationship is not for any defined period of time. Nothing in this letter, or in any other Company communication (whether written or oral), is a guarantee of employment for any specific period of time. The Company reserves the right to modify the terms and conditions of your employment at its discretion. In all cases the non-compete arrangement with the company will still apply.

Severance Payment. If you are terminated by the Company without cause (as determined in the Company’s sole discretion), then the Company will pay you a severance amount equal to six-months’ salary, conditioned upon your execution of a separation agreement and release.

Please sign and date the bottom of this letter and return it to me.

Sincerely,

/s/ Richard Rumelt

Richard Rumelt

Chairman of the Board

CC: Personnel File

ACKNOWLEDGEMENT

I acknowledge and understand that this document is not a contract of employment and that I will be employed at-will. I further understand that the Company may modify the terms and conditions of my employment at its discretion. By signing below, I acknowledge that I understand and am accepting the terms of this offer.

/s/ Mark Novotny	10 May 2016
Accepted: Mark Novotny	Date